(d)(53)(ii)

EQ ADVISORS TRUST

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 1 effective as of January 29, 2016 (“Amendment No. 1”) to the Investment Sub-Advisory Agreement between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Loomis, Sayles & Company, L.P., a Delaware partnership (“Loomis Sayles” or “Sub-Adviser”).

FMG LLC and Loomis Sayles (collectively, “Parties”) agree to modify the Investment Sub-Advisory Agreement dated as of September 1, 2014 (“Agreement”) as follows:

1. New Portfolio. FMG LLC hereby appoints Loomis Sayles as the Sub-Adviser to an Allocated Portion of AXA Large Cap Growth Managed Volatility Portfolio (“New Portfolio”).

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Sub-Adviser as an investment adviser to AXA/Loomis Sayles Growth Portfolio.

3. Duration of Agreement.

a.	With respect to the New Portfolio, the Agreement will continue in effect for a period of two years from the date first set forth above and may be continued thereafter pursuant to subsection (b) below.

b.	With respect to the New Portfolio, the Agreement shall continue in effect annually after the date specified in subsection (a), only so long as such continuance is specifically approved at least annually by a majority of the Trustees who are not a party to the Agreement or interested persons as defined in the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”), and by either the Board of Trustees or a vote of a majority of the outstanding shares of the Portfolio. The required shareholder approval of the Agreement or of any continuance of the Agreement shall be effective with respect to a Portfolio if a majority of the outstanding voting securities of the series (as defined in Rule 18f-2(h) under the 1940 Act) vote to approve the Agreement or its continuance, notwithstanding that the Agreement or its continuance may not have been approved by majority of the outstanding voting securities of (a) any other Portfolio affected by the Agreement, or (b) all the Portfolios of the Trust.

4. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Sub-Adviser is appointed as the investment adviser and the fee payable to the Sub-Adviser is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

6. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		LOOMIS, SAYLES & COMPANY, L.P.

By:	/s/ Steven M. Joenk	By:	/s/ Lauren B. Pitalis
	Steven M. Joenk		Name: Lauren B. Pitalis
	Chairman, Chief Executive Officer and President		Title: Vice President, Director of Client Intake

APPENDIX A

TO

AMENDMENT NO. 1 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

WITH

LOOMIS, SAYLES & COMPANY, L.P.

Portfolios*	Annual Advisory Fee Rate**
AXA/Loomis Sayles Growth Portfolio and AXA Large Cap Growth Managed Volatility Portfolio (collectively, the “Loomis Sayles Assets”)	0.35% of the average daily net assets of the Loomis Sayles Assets

*	Fee to be paid with respect to the Portfolios shall be based only on the portion of the Portfolios’ average daily net assets advised by the Sub-Adviser.
**	The daily advisory fee for the Loomis Sayles Assets is calculated by multiplying the aggregate net assets of the Loomis Sayles Assets at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.